UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Dragon Spirits Marketing Inc

Legal status of issuer

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Texas

> ***Date of organization***
> September 27, 2018

Physical address of issuer
15700 S. Delavan Cove, Austin, TX 78717

Website of issuer
https://www.dragonspiritsmarketing.com/

Name of co-issuer
Dragon Spirits Marketing Inc

Legal status of co-issuer

> ***Form***
> Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
October 7, 2021

Physical address of co-issuer
4104 24th Street, PMB 8113, San Francisco , CA 94114

Website of co-issuer
https://wefunder.com/

Current number of employees
12

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,016,092.00	$664,350.00
Cash & Cash Equivalents	$404,837.00	$386,956.00
Accounts Receivable	$268,477.00	$113,794.00
Short-term Debt	$206,625.00	$145,092.00
Long-term Debt	$701,437.00	$696,587.00
Revenues/Sales	$2,371,293.00	$954,627.00
Cost of Goods Sold	$1,651,985.00	$605,106.00
Taxes Paid	$0.00	$0.00
Net Income	-$81,721.00	-$36,726.00

May 12, 2023

FORM C-AR

Dragon Spirits Marketing Inc



      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Dragon Spirits Marketing Inc, a Texas Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.dragonspiritsmarketing.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by

1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 12, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Dragon Spirits Marketing Inc (the "Company") is a Texas Corporation, formed on August 27, 2013. The Company was formerly known as Dragon Spirits Marketing LLC.

The Company is located at 15700 S. Delavan Cv, Austin, TX 78717.

The Company's website is https://www.dragonspiritsmarketing.com/.

The information available on or through our website is not a part of this Form C-AR.

Dragon Spirits Marketing I (the "Co-Issuer") is a Delaware Limited Liability Company, formed on October 7, 2021.

The Co-Issuer is located at 4104 24th Street, PMB 8113, San Francisco, CA 94114 .

The Co-Issuer's website is https://wefunder.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Dragon Spirits Marketing (a Capital Factory validated company) has created the #1 Brand Ambassador Gig Marketplace that solves the massive problem of matching amazing, growing brands with educated, curated, and passionate brand ambassadors at 1000's of brand activations across the US. In order to scale and provide top-level brand ambassadors (Dragons) for brand activations all over the U.S., we created our in-house marketplace platform, aptly named The Dragon Engagement Network™ (DEN), in 2018.

RISK FACTORS

Risks Related to the Company's Business and Industry

We depend on the efforts of our small management team.
We were founded by, and are currently still led by, Lamar Romero, our CEO. Our success is heavily dependent upon the continued involvement of Lamar Romero as well as other key personnel, such as Chris Ivey, our VP of Strategy, and Mitchell Kramps, our VP of Operations. Loss of the services of either of these individuals or any other key personnel, could have a material adverse effect upon our business, financial condition or results of operations. Additionally, our success depends on our ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees in our industry is intense, and the loss of any of such persons - or an inability to attract, retain, and motivate any additional highly skilled employees required for our activities - could have a materially adverse effect on the company.

We have a limited operating history.
We have only been in business since 2013. While in that time we have gone from a mom/pop marketing company to a technology company, our operating history is limited and there can be no assurance that we will be able to undertake our business plan for the long term, or that we would become consistently profitable, or that our results so far are indicative of the results that we may be able to achieve in the future.

CV19 knocked out our business for 6 months.
It is possible CV19, or a similar pandemic could create risk for us again.

Gig worker laws could change, but we are prepared if labor costs go up by hiring contractors as employees.
We face competition from a number of large and small companies, some of which have greater financial and other resources than we do.

In some cases, our competitors in the gig economy space have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources.
Our ability to compete depends, in part, upon a number of factors outside our control, including the ability of our competitors to develop alternatives that consumers prefer. If we fail to successfully compete in our markets, or if we incur significant expenses in order to compete, our financial results would be negatively impacted.

We need to increase brand awareness.
Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of our brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in gig economy market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase our financial commitment to creating and maintaining brand awareness. If we fail to successfully promote our brand name or if we incur significant expenses promoting and maintaining our brand name, our financial results may be negatively impacted.

We could experience licensing, legal, or regulatory problems.
Each state has its own laws around the promotion of beer, wine, and alcohol. Those licenses include restrictions on operations. Should we violate those restrictions, or merely be accused of violating those restrictions, we could face legal challenges.
We could experience increased expenses without a corresponding increase in revenues.
As with many businesses, there are operational and financing expenses we encounter that are not tied to generating revenue. Factors which could increase those operating and financing expenses include but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs. Should our expenses increase as a result of any

of these factors, our financial results could be negatively impacted as we may not experience a corresponding increase in revenues.

Our founder and Chief Executive Officer owns a majority of our outstanding stock.
Our founder and CEO, Lamar Romero, beneficially owns and controls a majority of our outstanding stock. Upon completion of this Offering, Mr. Romero will still own more than 80% of the issued and outstanding Common Stock shares with voting rights. As a result, Mr. Romero will be able to control any vote of our shareholders. which may be required for the foreseeable future, which means, following the termination of this Offering, Mr. Romero will be able to remove and replace members of our Board of Directors, and indirectly, through his exertion of control over our Board of Directors, terminate and replace our executive officers. Potential investors in this Offering will not have the ability to control either a vote of our Common Stock, our Board of Directors or otherwise influence or control the decisions of our appointed officers.

We have historically experienced net operating losses and may not be profitable for the foreseeable future.
We have experienced past net operating losses and we may continue to see such losses as we undertake our business plan. While we anticipate that we will eventually get to consistent profitability, we cannot guarantee that result and we do not have the operational history to support any assumption about future profitability.

The amount of capital we are attempting to raise in this offering under Regulation Crowdfunding may not be enough to sustain our business plan, and we intend to raise additional capital in the future.
In order to achieve our long-term goals, we will need to raise funds in addition to the amount raised in this offering under Regulation Crowdfunding. When it comes time to raise additional funds, there is no guarantee that we will be able to raise such funds on acceptable terms or at all. Or, if we do raise funds from equity offerings, those future investors may receive securities that are on more favorable terms than those offered to investors in this offering. If we are not able to raise sufficient capital in the future, we may not be able to execute on our long-term goals.

Changes in employment laws or regulations could harm our performance.
As we operate five locations, we have employees at each location and are subject to various federal and state labor laws governing our relationships with those employees. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership, etc. Changes in federal or state laws impacting our relationships with our employees could adversely affect our operating results.

Our employees may engage in misconduct or improper activities that harm the company.
We, like any business, are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional or negligent failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to management.

In addition, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self- dealing and other abusive practices.

These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation. Negative economic conditions could have a detrimental impact on our results.

Changes in the general economic climate could have a detrimental impact on discretionary consumer spending and on our revenue.

If the economy experiences recessionary pressures, many consumers are likely to reduce spending on alcoholic beverages, especially craft beers which sell at a premium price. Such an occurrence could have a material adverse effect on our financial results.

We have not completed all the required corporate formalities to authorize and issue the stock in this offering.

Under the terms of our Employee Stock Ownership Plan (the "ESOP"), any recapitalization activity of the company like the authorization of the non-voting common stock in this offering, requires affirmative approval by the stockholders, and Federal law requires that a pass-through voting process be conducted so that the ESOP participants can direct the ESOP trustee as to how to vote the company stock allocated to their respective ESOP accounts. While we anticipate that such approval will be received through the majority voting control held by Lamar Romero, we will not be able to issue any stock to investors in this offering until that approval is received, and we have amended our articles of incorporation.

We intend to undertake a future offering under Regulation A, and more information may be available to investors in that offering.

We currently intend to make an offering under Regulation A under the Securities Act, although there can be no assurance that we will make such an offering, or when we will make it, or whether that offering will be qualified by the SEC.

The rules regulating Regulation A require that we provide more information than is generally provided pursuant to offerings under Regulation CF. If we do make an offering under Regulation A, additional and different information may be provided to investors pursuant to those regulations and as a result of the review of the filing that the SEC staff will undertake. Moreover, the Regulation A offering will include audited financial information, which will be different than the information presented in this offering document, and cover more recent periods.

We cannot guarantee that you would not make a different investment decision if you were presented with the information that will be available in the Regulation A offering statement.

You will not have significant influence on the management of the company.

The day-to-day management, as well as big picture decisions, will be made exclusively by our executive officers and directors. You will have a very limited ability, if at all, to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our stock unless he or she is willing to entrust all aspects of management to our executive officers and directors.

An investment in our shares is speculative and there can be no assurance of any return on investment.

Investors will be subject to substantial risks involved in an investment in the company, including the risk of losing their entire investment. An investment in our stock is speculative and may not result in a positive return. Investors should only invest an amount that they are willing to lose entirely.

We have used an arbitrary method for determining our offering price.

We have used a method to determine our offering price that is not connected to our GAAP financials. Instead, we have used measurement based on the past and projected sales of event activations. Future prospective investors or prospective purchasers of your shares may not accept this valuation, potentially limiting the value you would receive for your stock if you decided to sell your shares.

Our management has broad discretion with regards to the use of proceeds in this offering.

Our management is entrusted to make decisions in the best interest of the company. That includes using their discretion when applying the proceeds of this offering to our operations. While we state what our intended uses might be, changed circumstances and the emergence of opportunities may result in uses of proceeds that differ from what is disclosed here.

There is no trading market for our stock.

At present, there is no active trading market for our stock and we cannot assure that a trading market will ever develop.

Our offering has not been registered under federal or state securities laws, meaning we will not be required to comply with rules and regulations governing public companies.

We have relied on exemptions from securities registration requirements under applicable state and federal securities laws. Investors in our company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of large public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002.

There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect that if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements, we will incur additional expenses and diversion of management's time.

50 Cent DOES NOT endorse Dragon Spirits Marketing.
Dragon Spirits Marketing is proud and honored to represent Sire Spirits/Branson Cognac and Champagne for brand activation work, but in no way has 50 Cent personally recommended Dragon Spirits Marketing, and Dragon Spirits Marketing has no personal relationship with 50 Cent.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.
In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Jenn Franz is a part-time officer.
As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Dragon Spirits Marketing (a Capital Factory validated company) has created the #1 Brand Ambassador Gig Marketplace that solves the massive problem of matching amazing, growing brands with educated, curated, and passionate brand ambassadors at 1000's of brand activations across the US. In order to scale and provide top-level brand ambassadors (Dragons) for brand activations all over the U.S., we created our in-house marketplace platform, aptly named The Dragon Engagement Network™ (DEN), in 2018.

Business Plan - The Company

Dragon Spirits Marketing is a 7000+ brand ambassador gig marketplace currently providing clients with average sales results 95% higher than our competitors. Our Dragons (brand ambassadors) earn twice the net hourly rate compared to other gig marketplaces such as Uber and Lyft. Our vision is to create a world where "brand ambassadors" are replaced by "Dragons." We have crafted an easily repeatable playbook, excelling in the six states we currently operate in, and making expansion to wherever our customer needs simple: source Dragons, educate them, and put them to work; rinse and repeat week after week. The brand activation industry is currently plagued with uneducated ambassadors, low ROI & ancient (or non existent) event data reporting. We tackle these issues by hiring contractors based on their ability to tell a story (not their looks), our customized learning management system, and our data driven mindset. Our curated Dragons supply clients with measurable KPIs and repeat customers.

Business Plan - The Co-Issuer

Dragon Spirits Marketing I (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  - If contemplated by the terms of the, the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;

- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Educated brand ambassadors	We work to match educated brand ambassadors to growing spirit brands who need to increase exposure and sales.	We are currently focusing regionally, serving clients in Texas, Florida, Louisiana, New Mexico, Nevada, Colorado and Oklahoma.
Gig marketplace	Our in-house marketplace has the capability to service both clients who want to execute only a few activations per month and those who want thousands. Brand ambassadors pick up the work they want, when they want, and learn about the brand before going out to educate the public.	We are currently focusing regionally, serving clients in Texas, Florida, Louisiana, New Mexico, Nevada, Colorado and Oklahoma.

Our marketplace platform - the DEN - is constantly evolving and improving.

We reach potential customers through the efforts of our sales team, who regularly attend trade shows, events, and have established a fantastic network via word of mouth.

Competition

The Company's primary competitors are Talent Tree, PourTastic, First Crush, Perfect10, Modern Talent, MKTG, Red Carpet.

We operate in a highly competitive and rapidly changing marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; industry expertise; innovative service offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; and presence in key emerging markets. Our in-house developed software offers great value to our clients, including real-time reporting, potential to provide education about their brand to ambassadors, and the ability to select the qualified brand ambassador(s) they prefer.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

Our customers are both regional distilleries and nationwide beverage distributors who appreciate our level of service and ability to staff tastings and events across Texas and nearby states. Many have heard about us via word of mouth or certain advertising channels. Current customers include Sire Spirits (owned by 50 Cent), Boston Beer Company (Sam Adams beer, Truly, etc), and San Antonio based Devils River Whiskey.

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue
Boston Beer Company	Tastings	36.0%
Devils River Whiskey	Tastings	28.0%
Los Alcores de Carmona	Tastings	13.0%

Intellectual Property

The Company is dependent on the following intellectual property:

We have filed for a Trademark for our proprietary software, the "Dragon Engagement Network" (DEN) but it is still pending.

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to various state laws regarding service of alcoholic samples, as well as various other U.S., state and local laws enacted subsequent to the COVID-19 pandemic. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 15700 S. Delavan Cove, Austin, TX 78717

The Company conducts business in Texas, Louisiana, New Mexico, Florida, Nevada, Colorado and North Carolina.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Lamar Romero

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO 2013-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO and founder

Education

Texas A&M University BS, Industrial Distribution

Name

Jennifer Franz

All positions and offices held with the Company and date such position(s) was held with start and ending dates

VP Finance; Vice President; Secretary; Treasurer 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Finance operations: Accounts Receivable, Accounts Payable, Payroll, manage assets/liabilities/cash flow Maintain relations with state agencies, legal teams, financial advisors HR management

Education

Trinity University BA, Communications

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Lamar Romero

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO 2013-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO and founder

Education

Texas A&M University BS, Industrial Distribution

Name

Jennifer Franz

All positions and offices held with the Company and date such position(s) was held with start and ending dates

VP Finance; Vice President; Secretary; Treasurer 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Finance operations: Accounts Receivable, Accounts Payable, Payroll, manage assets/liabilities/cash flow Maintain relations with state agencies, legal teams, financial advisors HR management

Education

Trinity University BA, Communications

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 12 employees in Texas, North Carolina, Florida, and Louisiana.

Directors of the Co-Issuer

The directors or managers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Co-Issuer

The officers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Co-Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Co-Issuer

The Co-Issuer currently has _____ employees in .

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Common
Amount outstanding	9,097,813
Voting Rights	
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Warrants
Amount outstanding	90,751
Voting Rights	
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	0
Voting Rights	
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company has the following debt outstanding:

Type of debt	10 Year SBA Loan
Name of creditor	Amplify Credit Union
Amount outstanding	$207,155.00
Interest rate and payment schedule	WSJ Prime+2% (reset quarterly)
Amortization schedule	10 year repayment term
Describe any collateral or security	Deed of trust on 3200 Bratton Ridge Xing
Maturity date	February 12, 2029
Other material terms	N/A

Type of debt	EIDL SBA Loan
Name of creditor	US Small Business Administration
Amount outstanding	$506,170.00
Interest rate and payment schedule	3.75% per annum
Amortization schedule	30 year repayment term
Describe any collateral or security	N/A
Maturity date	June 22, 2050
Other material terms	N/A

The total amount of outstanding debt of the company is $713,325.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	40,000		General operations	December 1, 2018	Other
SAFE (Simple Agreement for Future Equity)		$142,900.00	Wefunder fees, sales, marketing, legal	March 25, 2022	Regulation CF
SAFE (Simple Agreement for Future Equity)		$131,055.00	Wefunder fees, sales, marketing, legal	March 25, 2022	Regulation CF
SAFE (Simple Agreement for Future Equity)		$500.00	Wefunder fees, sales, marketing, legal	May 20, 2022	Regulation CF
SAFE (Simple Agreement for Future Equity)		$103,200.00	Wefunder fees, sales, marketing, legal	May 20, 2022	Regulation CF

Ownership of the Company

The Company is owned by Lamar Romero.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Lamar Romero	79.0025%

Capitalization of the Co-Issuer

The Co-Issuer has issued the following outstanding Securities:

The Co-Issuer has the following debt outstanding:

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

Ownership of the Co-Issuer

_____

Below the beneficial owners of 20% percent or more of the Co-Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$2,371,329	-$59,601	$0

Operations

Our most recent financing was concluded May 2022 through WeFunder. We have achieved several significant accomplishments in recent years, including increasing revenue by 150% in 2022, and expanding our customer base to both regional and national accounts. We have also maintained a strong financial position with healthy cash reserves, manageable debt levels, and increased software efficiency. However, as with any business, we do face certain operational, liquidity, and growth challenges. Some of these challenges include managing OPEX costs, staying competitive in a rapidly changing market, navigating regulatory changes, and maintaining adequate liquidity to support our growth initiatives.

We are currently focusing on optimizing our in-house software to achieve greater efficiency and hire ever increasing numbers of Dragons while also attracting new and larger customers. Currently, we are focusing our energies on growing revenue, reducing OPEX and raising more capital to achieve scalability.

Liquidity and Capital Resources

On May 20, 2022, the Company conducted an offering pursuant to Regulation CF and raised $377,655.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securitiesof the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

None.

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Companyor the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.
The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

(Signature)

Lamar Romero
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/
(Signature)

(Name)

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.



(Signature)

Lamar Romero
(Name)

CEO
(Title)

05/12/2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer



Dragon Spirits Marketing, Inc. (the "Company") a Texas Corporation

Financial Statements (unaudited)

Statement of Financial Position

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
▾ ASSETS		
▾ Current Assets		
Bank Accounts	404,837.36	386,955.66
Accounts Receivable	268,477.06	113,794.11
Other Current Assets	339,868.43	160,215.54
Total Current Assets	$1,013,182.85	$660,965.31
Other Assets	2,909.53	3,384.49
TOTAL ASSETS	$1,016,092.38	$664,349.80
▾ LIABILITIES AND EQUITY		
▾ Liabilities		
▾ Current Liabilities		
Accounts Payable	40,174.88	12,004.59
Credit Cards	67,533.46	34,859.08
Other Current Liabilities	98,916.52	98,228.03
Total Current Liabilities	$206,624.86	$145,091.70
Long-Term Liabilities	701,437.48	696,586.80
Total Liabilities	$908,062.34	$841,678.50
Equity	108,030.04	-177,328.70
TOTAL LIABILITIES AND EQUITY	$1,016,092.38	$664,349.80

Statement of Operations

	Jan - Dec 2022	Jan - Dec 2021 (PY)
Total Income	2371292.66	954626.69
Total Cost of Goods Sold	1651984.73	605106.07
Gross Profit	719307.93	349520.62
Operating Expenses		
Advertising and Marketing	46203.57	32182.42
General Administrative	826120.74	462159.46
Total Operating Expenses	872324.31	497041.88
Net Operating Income	-153016.38	-147521.26
Total Other Income	116221.61	122530.68
Interest Expense	44415.46	9306.6
Total Other Expenses	510.96	2428.4
Net Income	-81721.19	-36725.58

Statement of Cash Flows

		Total as of December 31 2022	as of December 31 2021
OPERATING ACTIVITIES			
Net Loss		-81,721.19	-36725.58
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Accounts Payable		28,170.29	-20749.94
Accrued Revenue		-180,508.73	-53642.58
Accounts Receivable		-154,682.95	-30130.25
Unearned Revenue		-14,215.33	-36178.23
Due from Vendors		4,328.32	1258.43
Allowance for Doubtful Accounts		3,674.00	-3674
Prepayment Assets		-7,146.48	
Loan Origination Fees x9870-02:Loan Origination Fees x9870-02, Accum. Amort.		474.96	474.96
Accrued Expenses		14,903.82	7407.05
Chase SBA PPP Apr 2020 x7001 (deleted)		0.00	-59355
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	305,002.10	-187378.89
Net cash provided by operating activities	-$	386,723.29	-224104.47
FINANCING ACTIVITIES			
Convertible Debt (deleted):Convertible Debt - K. Wickham (deleted)		0.00	-25000
Convertible Debt (deleted):Convertible Debt - Wickham Holding Co (deleted)		0.00	-15000
Accrued Interest - Convertible Debt (deleted):Accr Int - Conv Debt K. Wickham (deleted)		0.00	-4443.91
Accrued Interest - Convertible Debt (deleted):Accr Int - Conv Debt Wickham Holding Co (del		0.00	-2507.14
Loan Payable:Amplify SBA Loan x9870-02		-22,565.50	-22643
Loan Payable:SBA EIDL Loan x7810		4,697.00	357703
Accrued Interest		22,719.18	0
Investor Equity:Investor Contributions		368,579.93	0
Investor Equity:Investor Distributions		-1,500.00	0
Net cash provided by financing activities	$	371,930.61	288108.95
Net cash increase for period	-$	14,792.68	64004.48
Cash at beginning of period		386,955.66	322951.18
Cash at end of period	$	372,162.98	386955.66

Statement of Changes in Shareholder Equity
Common Stock

	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/21	7187500	7188	73148	-	80336
Net Loss	-	-	-	-110272	-110272
Ending Balance 12/31/2021	7187500	7188	73148	-110272	-29936
Net Loss	-	-	-	-110667	-110667
Ending Balance 12/31/2022	7,187,500	7,188	73,148	-220,939	-140,603

Dragon Spirits Marketing, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$ USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Dragon Spirits Marketing, Inc. ("the Company") was formed in Texas on August 27th, 2013 as an LLC before converting into a corporation on September 26th, 2018. The Company earns revenue through marketing campaign services such as product samplings, trade shows, special events, and merchandising for various brands within the spirits, wine, beer, and consumer product industries. The Company conducted a crowdfunding campaign through WeFunder under regulation CF in 2021 to raise operating capital; total funds raised were $377,655.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company derives revenue from four business segments: Product Sampling, Trade Shows, Special Events, and Merchandising. The Company has determined that each of its services is distinct and represents a separate performance obligation because a customer can benefit from each service on its own or together with other resources that are readily available, and services are separately identifiable from other promises in the contract. The transaction price of a contract consists of fixed and variable consideration components pursuant to the applicable contractual terms and may involve the use of estimates. These judgments involve consideration of historical and expected experience with the customer and other similar customers.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation - ASC 718-10-50

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2022

Exercise Price	Number Outstanding	Expiration Date
$ 0.16	90,751	6/6/2030

A summary of the warrant activity for the year ended December 31, 2022

Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term in Years	Aggregate Intrinsic Value
Outstanding at December 31, 2022	90,751	30	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The proceeds from the SBA loan have been moved to the founder's individual cash account, which serves as the Company's investment account due to the higher interest rates.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 9%. The amounts are to be repaid at the demand of the holder prior to conversion with a maturity date on or after December 31, 2020. The notes are convertible into shares of the Company's common stock at a 25% discount during a change of control or qualified financing event. Convertible Notes were repaid in full as of July 2021.

Loans
In February 2019, the Company entered into a Small Business Administration (SBA) loan for $250,000 with a floating interest rate of 7.50%, adjusting to Wall Street Journal Prime Rate, plus 2%. This loan matures in February 2029 and is secured by tangible and intangible property. The balance of this loan was $178,818 and $201,383 as of December 31, 2022 and 2021, respectively.

In April 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $59,355 with an interest rate of 1% and maturity date of May 2022. This loan is not secured. The balance of this loan was $59,355 as of December 31, 2020 and was forgiven as of March 2021.

In February 2021, the Company entered into another Paycheck Protection Program (PPP) loan for $62,100 with an interest rate of 1% and maturity date of February 2026. The balance of this loan was subsequently forgiven in December 2021.

In May 2020, the Company entered into an Economic Injury Disaster Loan (EIDL) for $137,600 with an interest rate of 3.75% and maturity date of May 2050. This loan is secured by all tangible and intangible property. The balance of this loan was subsequently increased to $500,000 in July 2021.

NOTE 6 – EQUITY

The Company has authorized 250,000,000 shares of Common Stock with a par value of $0.0001 per share. 7,187,500 shares were issued and outstanding as of 2021 and 2022.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 27,2023, the date these financial statements were available to be issued.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Dragon Spirits Marketing

Profit and Loss
January 2021 - December 2022

	JAN - DEC 2021	JAN - DEC 2022	TOTAL
Income			
4110 Full Service - Activations Revenue	620,886.50	1,643,817.00	$2,264,703.50
4111 Fees	19,978.20	60,088.99	$80,067.19
4112 Sales/Bottle Commissions	31,865.00	85,540.00	$117,405.00
Total 4110 Full Service - Activations Revenue	**672,729.70**	**1,789,445.99**	**$2,462,175.69**
4114 Self Service - Activations Revenue	4,276.00	2,955.00	$7,231.00
4115 DEN Usage Fee	2,200.00	1,520.00	$3,720.00
Total 4114 Self Service - Activations Revenue	**6,476.00**	**4,475.00**	**$10,951.00**
4117 Event Subcontracting Services	13,100.00		$13,100.00
4121 Reimb. Revnu, Liquor Supplies	248,559.62	678,705.80	$927,265.42
4131 Events Revenue	11,535.00	14,935.45	$26,470.45
4190 Other Revenue	13,981.37	15,454.55	$29,435.92
4191 Sales Discounts and Allowances	-11,755.00	-131,724.13	$ -143,479.13
Total Income	**$954,626.69**	**$2,371,292.66**	**$3,325,919.35**
Cost of Goods Sold			
5110 Direct Materials			$0.00
5111 Tasting Supplies	125,195.73	335,813.96	$461,009.69
5112 Tasting Supplies, Reimbursable	121,656.90	345,040.69	$466,697.59
5119 Other Direct Materials	1,697.35		$1,697.35
Total 5110 Direct Materials	**248,549.98**	**680,854.65**	**$929,404.63**
5210 Direct Labor			$0.00
5211 Full Service - Dragon Labor, Commission	356,556.09	970,091.58	$1,326,647.67
5212 Self Service - Dragon Labor, Commission		1,038.50	$1,038.50
Total 5210 Direct Labor	**356,556.09**	**971,130.08**	**$1,327,686.17**
Total Cost of Goods Sold	**$605,106.07**	**$1,651,984.73**	**$2,257,090.80**
GROSS PROFIT	**$349,520.62**	**$719,307.93**	**$1,068,828.55**
Expenses			
5911 Event Subcontractor Payments	2,700.00		$2,700.00
6110 GnA - Personnel			$0.00
6111 Staff Salaries - GnA	148,091.17	62,448.94	$210,540.11
6112 Benefits - GnA	20,558.01	4,322.82	$24,880.83
6113 Employer Taxes - GnA	21,486.11	9,976.13	$31,462.24
6114 Contract Labor - GnA	18,908.38	12,445.50	$31,353.88
6115 Dragon Sourcing	3,553.15	1,729.69	$5,282.84
6116 Dragon Bonuses - GnA	1,868.00	11,184.00	$13,052.00
Total 6110 GnA - Personnel	**214,464.82**	**102,107.08**	**$316,571.90**
6118 GnA - Owner Salary	53,648.38	63,200.00	$116,848.38
6120 GnA - Travel and Entertainment	32.36		$32.36
6121 Travel - GnA	3,360.41	6,142.67	$9,503.08
6122 Meals and Entertainment - GnA	2,397.86	4,484.87	$6,882.73

Dragon Spirits Marketing

Profit and Loss
January 2021 - December 2022

	JAN - DEC 2021	JAN - DEC 2022	TOTAL
6123 Auto, Gasoline - GnA	665.32	498.53	$1,163.85
Total 6120 GnA - Travel and Entertainment	**6,455.95**	**11,126.07**	**$17,582.02**
6140 GnA - Communication and Networking			$0.00
6141 Computer and Internet Expenses	4,571.13	4,759.34	$9,330.47
6142 Telephone Expense	1,759.84	4,043.45	$5,803.29
Total 6140 GnA - Communication and Networking	**6,330.97**	**8,802.79**	**$15,133.76**
6150 GnA - Office Administration			$0.00
6151 Office Supplies	248.99	341.40	$590.39
6152 Postage and Delivery	392.86	596.71	$989.57
6153 Office Furniture		624.75	$624.75
6159 Other Office Admin	1,975.61	1,923.62	$3,899.23
Total 6150 GnA - Office Administration	**2,617.46**	**3,486.48**	**$6,103.94**
6160 GnA - Banking and Financing			$0.00
6161 Bank Fees and Charges	250.65	2,302.82	$2,553.47
6162 Merchant Service Fees	3,878.65	4,442.78	$8,321.43
Total 6160 GnA - Banking and Financing	**4,129.30**	**6,745.60**	**$10,874.90**
6170 GnA - Professional Fees			$0.00
6171 Accounting Fees	9,709.28	9,213.46	$18,922.74
6172 Legal Fees	5,733.44	1,356.06	$7,089.50
6173 Consulting Fees		300.00	$300.00
6179 Other Professional Fees		12,942.41	$12,942.41
Total 6170 GnA - Professional Fees	**15,442.72**	**23,811.93**	**$39,254.65**
6180 GnA - Professional Development			$0.00
6181 Continuing Education	680.89	254.92	$935.81
6182 Employee Training Expense	1,047.67	340.47	$1,388.14
6183 Childcare	536.00	1,028.00	$1,564.00
6184 Other Professional Development	3,822.37	1,224.30	$5,046.67
Total 6180 GnA - Professional Development	**6,086.93**	**2,847.69**	**$8,934.62**
6185 GnA - Software Expense (Non-DEN)	8,056.25	11,905.16	$19,961.41
6186 OPS - Software trials		64.31	$64.31
6187 Finance management software		907.30	$907.30
6188 OPS software		294.92	$294.92
6189 Education software		102.40	$102.40
Total 6185 GnA - Software Expense (Non-DEN)	**8,056.25**	**13,274.09**	**$21,330.34**
6190 GnA - Insurance			$0.00
6191 Insurance, Prop & Casualty	3,204.54	1,284.91	$4,489.45
6192 Insurance, Business Liab.	8,233.00	13,234.00	$21,467.00
6193 Insurance, Worker's Comp		2,773.00	$2,773.00
Total 6190 GnA - Insurance	**11,437.54**	**17,291.91**	**$28,729.45**

Dragon Spirits Marketing

Profit and Loss

January 2021 - December 2022

	JAN - DEC 2021	JAN - DEC 2022	TOTAL
6210 Ops - Personnel			$0.00
6211 OPS - Staff Salaries		132,112.48	$132,112.48
6212 OPS - Benefits		-15.96	$ -15.96
6213 OPS - Employer Taxes		10,919.19	$10,919.19
6214 OPS - Contract Labor		25,743.06	$25,743.06
6215 OPS - Staff Bonuses		13,291.60	$13,291.60
Total 6210 Ops - Personnel		**182,050.37**	**$182,050.37**
6270 GnA - DEN Software			$0.00
6272 Hardware, DEN - GnA	239.82	6,286.68	$6,526.50
6273 Software, DEN - GnA	718.28	3,255.89	$3,974.17
6274 Other, DEN - GnA		608.04	$608.04
Total 6270 GnA - DEN Software	**958.10**	**10,150.61**	**$11,108.71**
6280 DEN Technology - Personnel			$0.00
6281 DEN - Staff Salaries	76,235.20	189,601.51	$265,836.71
6282 DEN - Employer Taxes		14,825.63	$14,825.63
6283 DEN - Benefits		1,530.18	$1,530.18
6284 DEN - Contract Labor		6,578.72	$6,578.72
6285 DEN - Bonuses		2,500.00	$2,500.00
Total 6280 DEN Technology - Personnel	**76,235.20**	**215,036.04**	**$291,271.24**
6290 GnA - Other			$0.00
6292 Dues and Subscriptions - GnA	1,276.00	2,507.37	$3,783.37
6294 Bad Debt Expense	1,826.76	4,336.04	$6,162.80
6295 Charitable Contributions	437.50	10.00	$447.50
6297 DSM Holiday Party	1,574.87	0.00	$1,574.87
6299 Other GnA Expense	153.20	113.78	$266.98
Total 6290 GnA - Other	**5,268.33**	**6,967.19**	**$12,235.52**
6310 SnM - Personnel			$0.00
6311 Salaries - SnM	35,281.29	92,436.92	$127,718.21
6312 Benefits - SnM	10,663.91	12,747.70	$23,411.61
6313 Employer Taxes - SnM	2,739.81	7,958.35	$10,698.16
6314 Contract Labor - Sales	1,442.50	24,474.02	$25,916.52
6315 Commissions Exp - SnM	900.00	16,549.50	$17,449.50
6316 Contract Labor - Marketing		8,410.00	$8,410.00
Total 6310 SnM - Personnel	**51,027.51**	**162,576.49**	**$213,604.00**
6320 SnM - Travel and Entertainment			$0.00
6321 Travel - SnM	2,568.40	4,312.74	$6,881.14
6322 Meals and Entertainment - SnM	2,881.48	5,803.22	$8,684.70
6323 Auto, Gasoline - SnM	2,371.81	3,162.62	$5,534.43
Total 6320 SnM - Travel and Entertainment	**7,821.69**	**13,278.58**	**$21,100.27**

Dragon Spirits Marketing

Profit and Loss
January 2021 - December 2022

	JAN - DEC 2021	JAN - DEC 2022	TOTAL
6330 SnM - Advertising and Promotion			$0.00
6331 Advertising	577.79	11,981.28	$12,559.07
6332 Promotional Items	271.94	328.00	$599.94
6333 Product for promotional purposes		333.74	$333.74
6334 Client Appreciation		1,500.00	$1,500.00
6339 Other Advertising and Promo	12,668.84	2,950.09	$15,618.93
Total 6330 SnM - Advertising and Promotion	13,518.57	17,093.11	$30,611.68
6390 SnM - Other			$0.00
6391 Dues and Subscriptions - SnM	74.99		$74.99
6392 Marketing, Other - SnM	8,072.43	9,076.17	$17,148.60
6393 Prospecting - SnM	1,297.11	453.85	$1,750.96
6394 Marketing Software	1,057.63	6,273.06	$7,330.69
6399 Other SnM Expense	340.00	28.80	$368.80
Total 6390 SnM - Other	10,842.16	15,831.88	$26,674.04
Total Expenses	$497,041.88	$875,677.91	$1,372,719.79
NET OPERATING INCOME	$ -147,521.26	$ -156,369.98	$ -303,891.24
Other Income			
9110 Interest Income	289.69	12,317.30	$12,606.99
9210 Other Non-Operating Income	122,240.99	103,904.31	$226,145.30
Total Other Income	$122,530.68	$116,221.61	$238,752.29
Other Expenses			
9120 Interest Expense	9,306.60	44,415.46	$53,722.06
9230 Income Tax Expense	153.44	36.00	$189.44
Amort. Exp. - Loan Orig. Fees	474.96	474.96	$949.92
Interest Expense - Conv Debt			$0.00
9122 Int Exp - Conv Debt K. Wickham	1,125.00		$1,125.00
9123 Int Exp - Conv Debt Wickham Holding Co	675.00		$675.00
Total Interest Expense - Conv Debt	1,800.00		$1,800.00
Total Other Expenses	$11,735.00	$44,926.42	$56,661.42
NET OTHER INCOME	$110,795.68	$71,295.19	$182,090.87
NET INCOME	$ -36,725.58	$ -85,074.79	$ -121,800.37

Dragon Spirits Marketing

Balance Sheet

As of December 31, 2022

	JAN - DEC 2021	JAN - DEC 2022
ASSETS		
Current Assets		
Bank Accounts		
1111 Chase Checking x0718	14,561.05	29,748.39
1112 Chase Checking x2911	222,479.25	375,073.61
1113 Amplify Checking x0100	15.36	15.36
1114 Wealth Front Investment x9572	0.00	0.00
1119 Gemini (deleted)	149,900.00	0.00
1191 Gusto Payroll Clearing Account	0.00	0.00
1199 Clearing Account	0.00	0.00
Total Bank Accounts	**$386,955.66**	**$404,837.36**
Accounts Receivable		
1211 Accounts Receivable	113,794.11	268,477.06
Total Accounts Receivable	**$113,794.11**	**$268,477.06**
Other Current Assets		
1311 Undeposited Funds	0.00	0.00
1331 Due from Vendors	6,672.42	2,344.10
1341 Accrued Revenue	149,869.12	330,377.85
1351 Allowance for Doubtful Accounts	3,674.00	0.00
1361 Prepayment Assets		7,146.48
Total Other Current Assets	**$160,215.54**	**$339,868.43**
Total Current Assets	**$660,965.31**	**$1,013,182.85**
Other Assets		
Loan Origination Fees x9870-02		
Loan Origination Fees x9870-02, Accum. Amort.	-1,365.51	-1,840.47
Loan Origination Fees x9870-02, Cost	4,750.00	4,750.00
Total Loan Origination Fees x9870-02	**3,384.49**	**2,909.53**
Total Other Assets	**$3,384.49**	**$2,909.53**
TOTAL ASSETS	**$664,349.80**	**$1,016,092.38**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2111 Accounts Payable	12,004.59	40,174.88

Dragon Spirits Marketing

Balance Sheet

As of December 31, 2022

	JAN - DEC 2021	JAN - DEC 2022
Total Accounts Payable	**$12,004.59**	**$40,174.88**
Credit Cards		
2210 Credit Cards		
2211 AMEX for Spec's (deleted)	7,456.47	0.00
2212 Ramp Card		12,663.30
2214 Barclay MasterCard x8998	448.52	0.00
2215 Chase VISA for Spec's x4571	287.67	0.00
2216 Chase Ink x9910	2,989.44	29,059.41
2220 Chase Visa		
2221 Chase Visa - L.Romero x0122	15,973.09	14,810.49
2223 Chase Visa - L.Valentino Romero x3038	-82.21	-1,278.74
2224 Chase Visa - J.Franz x8082	166.20	1,496.31
2231 Chase Visa - D.Jolliff x3913	5,062.92	6,572.33
2232 Chase Visa - M.Kramps x5992	318.38	-600.17
2235 Chase Visa - B.Milton x8654	490.25	1,128.42
2236 Chase Visa - C.Ivey x5043	585.64	0.00
2237 Chase Visa - W.Mercer x0815	0.00	0.00
2238 Chase Visa - D.Murphy x3249	1,287.47	861.11
2239 Chase VISA - Z. Maytan x7462 (deleted)	63.00	0.00
2240 Chase Visa - V.Fruge x8687	425.00	193.17
2241 Chase Visa - N.Davis x7176	213.66	0.00
2242 Chase Visa - L.V. Romero x5483	398.86	1,728.02
2243 Chase Visa - V.Fruge x9005	-1,225.28	623.43
2244 Chase Visa - T.Hartwick x7092		0.00
2246 Chase Visa - S.Harris x0459		180.00
2247 Chase Visa - E.Bunch x1501		50.00
2248 Chase Visa - L.Vargas x3092		0.00
2249 Chase Visa - S.Sutton x3598		46.38
Total 2220 Chase Visa	23,676.98	25,810.75
Total 2210 Credit Cards	34,859.08	67,533.46
Total Credit Cards	**$34,859.08**	**$67,533.46**
Other Current Liabilities		
2313 Unearned Revenue	85,209.70	70,994.37
2321 Accrued Expenses	13,018.33	24,504.60
Chase SBA PPP Apr 2020 x7001 (deleted)	0.00	0.00
Commission Payable		6,771.15
Total Other Current Liabilities	**$98,228.03**	**$102,270.12**
Total Current Liabilities	**$145,091.70**	**$209,978.46**

Dragon Spirits Marketing

Balance Sheet

As of December 31, 2022

	JAN - DEC 2021	JAN - DEC 2022
Long-Term Liabilities		
2360 Convertible Debt (deleted)		
2361 Convertible Debt - K. Wickham (deleted)	0.00	0.00
2362 Convertible Debt - Wickham Holding Co (deleted)	0.00	0.00
Total 2360 Convertible Debt (deleted)	**0.00**	**0.00**
2370 Accrued Interest - Convertible Debt (deleted)		
2371 Accr Int - Conv Debt K. Wickham (deleted)	0.00	0.00
2372 Accr Int - Conv Debt Wickham Holding Co (deleted)	0.00	0.00
Total 2370 Accrued Interest - Convertible Debt (deleted)	**0.00**	**0.00**
2380 Loan Payable		
2383 Amplify SBA Loan x9870-02	201,383.80	178,818.30
2384 SBA EIDL Loan x7810	495,203.00	499,900.00
Total 2380 Loan Payable	**696,586.80**	**678,718.30**
2390 Accrued Interest		22,719.18
Total Long-Term Liabilities	**$696,586.80**	**$701,437.48**
Total Liabilities	**$841,678.50**	**$911,415.94**
Equity		
3111 Opening Balance Equity	0.00	0.00
3120 Founder Equity		
3121 Founder Contributions	0.00	0.00
3122 Founder Distributions	0.00	0.00
3123 Cumulative Contributions and Distributions	-10,041.37	-10,041.37
Total 3120 Founder Equity	**-10,041.37**	**-10,041.37**
3130 Investor Equity		
3131 Investor Contributions		368,579.93
3132 Investor Distributions		-1,500.00
Total 3130 Investor Equity		**367,079.93**
3151 Retained Earnings	-130,561.75	-167,287.33
Net Income	-36,725.58	-85,074.79
Total Equity	**$ -177,328.70**	**$104,676.44**
TOTAL LIABILITIES AND EQUITY	**$664,349.80**	**$1,016,092.38**